Exhibit 99.1

Company Update

August 6, 2014 – VANC PHARMACEUTICALS INC. (the “Company” or “VANC”) is pleased to announce that it has changed its name from Nuva Pharmaceuticals Inc. to Vanc Pharmaceuticals Inc.

The Company has since received TSX Venture Exchange approval and at the open of the market on Wednesday, August 7, 2014, the Company will be trading under its new name Vanc Pharmaceuticals Inc. The trading symbol of the Company will not change and will remain to be NPH.  The CUSIP and ISIN numbers have changed to 92143R105 and CA 924143R1055 respectively.

On behalf of:

Vanc Pharmaceuticals Inc.

Jamie Lewin, Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.